U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington D. C., 20549

                               Form 10-SB/A
   General Form for Registration of Securities of Small Business Issuers
    (Under Section 12(b) or (g) of the Securities Exchange Act of 1934)
                 TWIN FACES EAST ENTERTAINMENT CORPORATION
            (Exact name of registrant as specified in charter)
--------------------------------------------------------------------------

Nevada                                            22-337-4562
(State of other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification Number)

5510 Sepulveda Blvd. Suite 136
Sherman Oaks, CA                                  91411
(Address of Principal Executive Office)           (Zip Code)


                              (818) 989-7392
                            ( Telephone Number)

          Securities To Be Registered Under Section 12(b) of the Act:

Title of each Class                     Name of each Exchange on which
To Be Registered                        each Class is to be Registered

     None                                         None

        Securities To Be Registered Under Section 12(g) of the Act:

                      Common Stock, $0.001 Par Value
                             (Title of Class)

                             TABLE OF CONTENTS

Item 1.   Description of Business

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3.   Description of Property

Item 4.   Security Ownership of Certain Beneficial Owners and Management

Item 5.   Directors, Executive Officers, and Control Persons

Item 6.   Executive Compensation

Item 7.   Certain Relationships and Related Transactions

Item 8.   Legal Proceedings

Item 9.   Market for Common Equity and Related Stockholder Matters

Item 10.  Recent Sales of Unregistered Securities

Item 11.  Description of Securities

Item 12.  Indemnification of Directors and Officers

Item 13.  Financial Statements

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Item 15.  Financial Statements and Exhibits

INTRODUCTORY STATEMENT

      Twin Faces East Entertainment Corporation has prepared this Form 10SB on a voluntary basis to make available reportable information about us to existing shareholders and others interested in our activities.

ITEM 1.  DESCRIPTION OF BUSINESS

Overview
     Twin Faces East Entertainment Corporation, a Nevada corporation (the "Company") is a development stage company formed in 1997. The Company was incorporated under the laws of the State of Delaware on December 5, 1997 and reincorporated under the laws of the State of Nevada on June 17, 1998. The re-incorporation in the State of Nevada was the result of Nevada's policy of encouraging incorporation in that State and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws, which are periodically updated and revised to meet changing business needs. In addition, Nevada continues to pursue a position of no corporate taxation.

Business of the Company
     We are in the development stage as a producer of entertainment and educational related programming and technology, which originated through the efforts of Dr. Michael Smolanoff, a director and officer of the Company. Our products include; (i) the trademarked process called ReadSpeakT, (ii), documentary films of Dr. Albert Einstein, and (iii) feature film and television scripts.

     ReadSpeakT is a method of captioning audio/visual media intended to facilitate a viewer/listener in making an association between spoken and
written  words.   ReadSpeakT  technology  deploys  "euthetic  captions"  to
produce written words that are esthetically positioned on the viewing screen, such that the written word appears to emerge from the speakers mouth at the precise moment it is spoken, thereby facilitating the association between the spoken and written word. ReadSpeakT offers a way of unobtrusively presenting the written language in audio/visual media such that one of three things should happen:
     1.   A viewer/listener should learn to read a language
     2.   A viewer/listener should learn to speak a language
     3. A viewer/listener should receive a meaning in "stereo" i.e. through two sensory portals rather than the usual one.

     ReadSpeakT is then a bi-directional tool. The ReadSpeakT plan calls for operations as both a service bureau, providing the application of "euthetic captions" to audio video media, and as a licensor, particularly where a transaction calls for application to a pre-existing product, such as a previously released animated feature film.

      The Einstein Properties are the result of Dr. Smolanoff's acquisition of the films from Peter A. Buckey. Peter A. Buckey, the son of one of Albert Einstein's oldest and closest friends, provides a rare insight into Albert Einstein's private life, opinions, and foibles that are now folded into unique and rare videos. The Company owns original 16mm film footage of rare moments such as the family vacation when Einstein wrote that fateful letter to Franklin D. Roosevelt that led to the Manhattan Project. Peter was Einstein's driver, and companion initiating extensive dialogue, keeping copious notes, and storing and recording priceless memories. Hear up close and personal tales of the sailor who couldn't swim, and the youth recalling a professor's admonishment not to pursue physics due to his single-mindedness. We have ownership of the film, still photos, narration by Mr. Buckey, and have received numerous requests for development of the various products into books, a documentary, photo exhibits, and similar entertainment venues.

      "Pages From A Rabbit Journal"T, a children's book and future film script was created by Dr. Smolanoff. The story is of The Rabbit Family's adventures in their travels through the forest with many character developments along the path of their journey. The story has been turned into a series of twenty-two minute animated video episodes, each a cliff-hanger and with a positive children's message. The initial video episode, will serve as a pilot for a television series which is contracted through Nightwing Entertainment Group, Inc. to be shown on Fox Children's Network and/or Nickelodeon. In addition, Channel America, through a contract with Nightwing Entertainment Group, Inc. has agreed to show between 13 to 65 episodes of the series. Further, an agreement is in place with Nightwing Entertainment Group, Inc. that provides for Congress Home Video to distribute a minimum of twelve of each episode into approximately 22,000 video stores nationwide.

Properties for Future Development
      In addition to ReadSpeak, the Einstein film, and Pages From a Rabbit Journal, the Company has acquired, from Dr. Smolanoff, various other entertainment books and programming. We plan to release these other products as our business expands and cash flows are adequate to launch new products. We are unable at this time to establish definitive time frames or costs of launching these new products.

     "Hidden Treasures of the World"T. This is a series of one hour, made for television, specials showcasing specific geographic locations in the world where billion dollar plus treasure discoveries were made. The first documentary "St. Lavra" from Kiev Russia is complete and ready for distribution.

     "Jungle Bunch"T. "The Adventures of the Jungle Bunch"T is a children's story for animation that follows the adventures of five young animals searching for their families. These five babies are brought together as a result of a terrible storm, which separates them from their families. It is a continuing series that focuses on the concept of teamwork, which is somewhat unique in the children's story. This teaches our children in an entertaining and receptive environment to overcome their differences and work together for a common goal. This series is made for television and home video placement.

     "Bixbee"T. This is an animated CD ROM game that could easily evolve into a television special. Your child can be scanned into this interactive program for fun and adventures with "Bixbee"T.

     "The Town That Arrested Santa Claus"T. A fully illustrated children's story with a merry cast of Christmas characters in the newly discovered village of Forgottenville. Children of all ages will delight in this unique classic tale, rich with the true meaning and tradition of Christmas. Santa and Forgottenville's citizens are almost tricked by Dr. S., until a young child comes to Santa's rescue. This is anticipated to become a Christmas classic and will be available in book, audio cassette and to become a television animated special.

Research and Development
     From inception in December of 1997 through present, we have devoted a majority of our time on research and development. During our development stage period from December 5, 1997 through December 31, 1998, we incurred operating expenses of $292,236 against revenues of $487, which resulted in an operating loss of $291,749. The computer software utilized in ReadSpeakT has been continuously improved to provide a commercially acceptable product.

Marketing
      Management believes that, in the foreseeable future, cash generated from operations will be inadequate to support full marketing roll out and ongoing product development, and that we will thus be forced to rely on additional equity financing. Management is confident that it can identify sources and obtain adequate amounts of such financing. We intend to enter into a cooperative arrangement with distributors, whereby we will receive marketing and sales benefits from the professional staff of such distributors. To date, we have not established any such arrangements, other than the Nitewing Entertainment, Inc. and Channel America, Inc. agreements, both of which are further defined in this filing.

Governmental Approval, Regulation and Environmental Compliance
      Other than general business licensing requirements, we are unaware of any governmental approval necessary for our operations in the entertainment industry. In addition, we are unaware of existing or probable governmental regulations on the entertainment industry. We anticipate that we will have no material costs associated with compliance with either federal, state or local environmental law.

Risks Associated with Operations
      Our long-term success is partially predicated on the strength of obtaining the necessary patents, trademarks, and copyrights to protect our intellectual property.
       Our principal competition consists of entities within the entertainment and technology industries, which are well established. Our ability to compete against these more established and more financially stable companies is premised upon our ability to developing products that are currently unavailable in the entertainment industry.
      Another uncertainty is the dependence on key personnel familiar with our products. The loss of Dr. Smolanoff could have an adverse effect on our continued product development and business operations.

Business Strategy
     Our objective is to utilize ReadSpeakT, the Einstein film, Pages From a Rabbit JournalT and other scripts owned by the Company to begin generating revenues. Our ability to generate revenues from current products is conditional upon our ability to enter into agreements for the production and distribution of the products. In some cases we will be required to provide capital required for filming, editing, and other costs associated in providing the materials required for the production and distribution of the products.
     We have entered into an agreement with Nightwing Entertainment, Inc. to act as an authorized agent and distributor for the Company in reference to Pages From a Rabbit JournalT. Nightwing Entertainment, Inc. has entered into an agreement with Channel America Television Network, Inc. for the purposes of utilizing the Company's Pages From a Rabbit JournalT for television network programming. The contract provides for a minimum of 13 telecasts and a maximum of 65 at a purchase price of $250,000 per episode.
      Our plan of strategy is to continue to pursue agreements such as the Nightwing Entertainment, Inc. and Channel America Television Network, Inc. agreements for additional scripts of the Company. In addition, we have been in discussions with various documentary agents, publishers, and studios for the marketing of the Einstein Properties. There is no assurance that we will be able to obtain such agreements, or if such agreements are obtained, whether they will be profitable to the Company.

Competition
      We compete with numerous other entertainment and film production companies. Many of these competitors have substantially greater resources than we do. The Company has identified a niche in the market as it relates to ReadSpeakT. Currently subtitles are at the bottom of the screen which provide a more difficult method of watching the action plus reading the subtitle. Should a larger and better financed company decide to directly compete with us, and be successful in its competitive efforts, our business could be adversely affected.

Developing and Changing Market
      The market for films and entertainment products and peripheral technologies is continually evolving and changing. We do not believe that these risks are material at this time; however, there can be no assurance that our assessment of the market place is correct, nor that our products will continue to be accepted in the future.

Intellectual Property
      Many  of the processes and much of the know-how of importance to  our technology depends upon the non-patentable technology, knowledge, and experience of our technical personnel and collaborators. To help protect our rights, we require employees, collaborators, and significant consultants and advisors with access to confidential information, to enter into confidentiality agreements. There can be no assurance that these agreements will provide adequate protection for our trade secrets, know-how or proprietary information in the event of any unauthorized use or disclosure. In addition, our success and ability to compete is dependent, in part, upon our proprietary technology. We rely on a combination of copyrights, trade secret laws and non-disclosure agreements to protect our proprietary technology.

      Our success will depend to a significant degree on our ability to obtain and maintain copyright protection for ReadSpeakT technology, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. We plan to achieve a competitive advantage as the only provider of ReadSpeakT, Pages from a Rabbit JournalT, the Einstein properties and the "St. Lavra" documentary properties. There can be no assurance that we will obtain any copyright protection covering the products we plan to market, or that any copyrights that may be issued to us will provide substantial protection or be of commercial benefit to us. A great deal of research and development work has taken place regarding the ReadSpeakT technology.

      We also seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

Employees
      As of December 31, 1998, the Company had only two paid employees. We are dependent upon Michael Smolanoff, President of the Company, and Stan Teeple, VP and Secretary/Treasurer. Mr. Smolanoff and Mr. Teeple both plan to spend the majority of their full time effort to the operations of the Company. Therefor, the Company will need to hire full time operational staff as its operations commence.

     The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Smolanoff, Mr. Teeple or the Company's inability to attract and retain other qualified employees could have material adverse effect on the Company.

Risks Associated with Year 2000 Problem
     In less than one year, computer systems and/or software used by many companies may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As is the case with most other companies using computers in their operations, we recognize the need to ensure that our operations will not be adversely impacted by software and/or system failures related to such "Year 2000" noncompliance. Within the past twelve months, we have been upgrading components of our own internal computer and related information and operational systems and continues to assess the need for further system redesign and believes it is taking the appropriate steps to ensure Year 2000 compliance. Based on information currently available, we believe that the costs associated with Year 2000 compliance, and the consequences of incomplete or untimely resolution of the Year 2000 problem, will not have a material adverse effect on the Company's business, financial condition and results of operations in any given year. However, even if the internal systems of the Company are not materially affected by the Year 2000 problem, the Company's business, financial condition and results of operations could be materially adversely affected through disruption in the operation of the enterprises with which the Company interacts. There can be no assurance that third party computer products used by us are Year 2000 compliant. Further, even though we believe that our current products are Year 2000 compliant, there can be no assurance that under actual conditions such products will perform as expected or that future products will be Year 2000 compliant.

     Any failure of the Company's products to be Year 2000 compliant could result in the loss of or delay in market acceptance of our products and services, increased service and warranty costs to the Company, or payment by the Company of compensatory or other damages, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Additional Information
     We intend to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C.20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at (http://www.sec.gov).


  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

                 The Following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included below.

     With the exception of historical matters, the matters discussed herein are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview
     The Company, which was organized in December 1997, is a Development Stage Company, focusing its development efforts on film production, peripheral licensing of its products and its ReadSpeakT technology. The Company has a limited operating history and has not generated revenues from the sale of any products. The Company's activities have been limited to the development of prototypes and analyzing the market conditions for the proprietary services and products. Consequently, the Company has incurred the expenses of start-up. Future operating results will depend on many factors, including the ability of the Company to raise adequate working capital, demand for the Company's services and products, the level of competition and the Company's ability to deliver services and products while maintaining quality and controlling costs.

Results of Operations

Period from December 5, 1997 (Inception) to December 31, 1998

      The first year of operation for the Company achieved two main goals. The formation of the Company's organization to pursue its business strategy and the transfer of intellectual properties to the Company from its predecessor, Michael Smolanoff.

     Revenues. The Company is a development stage enterprise as defined in SFAS #7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) developing its ReadSpeakT technology and other programs, (2) developing its market, and (3) obtaining sufficient capital to commence full operations.

      Pre-Operating Expenses. Pre-Operating expenses for the period from December 5, 1997 to December 31, 1998 were $292,236, of which $132,800 was accrued to be paid to Michael Smolanoff for his services as President, and Stanley L. Teeple for his services as Executive Vice President.

Plan of Operation
      During the next 12 months the Company plans to focus its efforts on its agreement with Nightwing Entertainment, Inc. in commencing the broadcast of its Pages From a Rabbit journal through Channel America Television Network, Inc. In addition we will continue to pursue agreements such as the Nightwing Entertainment, Inc. and Channel America Television Network, Inc. agreements for additional scripts owned by the Company.

Liquidity and Capital Resources
     Cash and cash equivalents will be increasing primarily due to commencement of operations. The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are anticipated to offset the near term cash equivalents of the Company. Since inception, the Company has financed its cash flow requirements through issuance of common stock, and minimal cash balances. As the Company expands its activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues. Additionally the Company may be required to obtain additional financing to fund operations through Common Stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

      Over the next twelve months, the Company intends to increase its revenues by releasing its products under development to its target markets. However, the Company will continue the research and development of its products, increase the number of its employees, and expand its facilities where necessary to meet product development and completion deadlines. The Company believes, that existing capital and anticipated funds from operations will not be sufficient to sustain operations and planned expansion in the next twelve months. Consequently, the Company will seek additional financing in order to sustain operations. There can be no assurance such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company. In either case, the financing could have negative impact on the financial conditions of the Company and its Shareholders.

     The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

     Initial financing is only to provide funds to prove the business concept and to finish the development of products. Additional funds will be necessary to take the product to market. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company currently subleases 600 square feet of executive office space at 1850 E. Flamingo Rd., Suite 111A, Las Vegas, Nevada 89119, on a month to month basis at a cost of $800 per month starting June 1, 1999. The space is for general administration and is sufficient for the current needs of the Company. We anticipate that we will require additional space in the future but does not anticipate any difficulty in obtaining such space in its immediate vicinity at favorable rates.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.
      The following table sets forth certain information as of February 16, 1999 with respect to the beneficial ownership of Common Stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding Common Stock, (ii) each director of the Company and (iii) all executive offices and directors of the Company as a group.


         Name of Beneficial Owner (1)              Number       Percent
                                                  of Shares  Of Class (2)
Michael Smolanoff                                  1,264,000           36%
121 Red Hill Road
Holmdel, NJ 07733

Stan Teeple                                        1,088,000           31%
8112 S. Farm Brook Dr.
Sandy, Utah 84093

Bruce Taffet                                          24,000            1%
5644 Irish Pat Murphy Dr.
Parker, Co 80134

Hyman Shwartzberg                                     24,000            1%
621 Montgomery St.
Brooklyn, NY 1125
                                               -------------    ----------
All Directors & Officers as a Group                2,400,000           69%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2)  Figures are rounded to the nearest percentage.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board, and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


               Name                   Age                Title
Michael Smolanoff                      55    Chief Executive Officer,
                                             President, Director
Stan Teeple                            50    Executive VP, Secretary,
                                             Treasurer, Director
Hyman Shwartzberg, MD                  32    Director
Bruce Taffet                           51    Director

Duties, Responsibilities and Experience

Michael Smolanoff- Michael Smolanoff has been President and a Director of the Company since its inception. From 1993 to present, Dr. Smolanoff has been self employed selling scripts, articles, and music. Dr. Michael Smolanoff has over 30 years of experience in creative development fields. He is a Juilliard graduate and past professor at Rutgers University and Philadelphia Music Academy. He has written and produced a plethora of music albums, concerts, children's programs, and works for the theatre. He is listed in the International Who's Who of music, Who's Who in America, Men of Achievement, Outstanding Young Men of America, and the Dictionary of Distinguished Americans. He is the creator and developer of the "Tales of a Rabbit Journal" and responsible for contract development to place this animated series with the Fox Kids Network as well as distribution agreements for placement into retail video stores nationwide. He is a member of the National Academy of Television Arts and Sciences, and the American Society of Composers, Authors and Publishers.

Stanley L. Teeple- Stan Teeple is Executive Vice President, Secretary and Treasurer from March, 1997 to present. From 1979 until present, Mr. Teeple has been President and Chief Executive Officer of Stan Teeple, Inc., a consulting firm specializing in business. Stan has recently joined Dr. Smolanoff for development of the various assets and interests in the marketplace. Stan attended Business School at the University of Colorado and has a strong national brands corporate background. In Stan's 20 plus year career as a management consultant, sales and marketing consultant, and turnaround specialist counts among his business specialties, entertainment, intellectual property licensing, food manufacturing, the travel industry and retailing of everything from apparel to fast food. His recent client list includes, United Artists Theatre Circuit, General Mills, Inc., United Airlines, Inc., Kellogg's USA, Warner Lambert and Premiere Innovations, Inc.

Bruce Taffet Bruce Taffet has been a Director of the Company since April 1998. From 1979 until present Mr. Taffet has worked as an executive with United Artists Theatre Circuit. From 1995 until present, Bruce has been Executive Vice President of Concessions, Marketing, and Purchasing for United Artists. Mr. Taffet has approximately 30 years experience in the entertainment industry. Starting in 1969, Bruce was the owner/operator of the Orkin Taffet Theatres in Jackson, Mississippi. Mr. Taffet has served as an officer or director with the National Association of Theatre Operators, National Association of Concessionaires, Variety Club of America, The 2% Club, and MPP Pioneers.

Hyman Shwarzberg, MD. Hyman Shwarzberg, MD, a Director of the Company since April 1998, is a physician, entrepreneur and investor. From 1994 until present Dr. Shwarzberg has served as Assistant Professor and Director of Radiology at Mount Sinai Medical Center-Queens Hospital Center Affiliate in New York. Dr. Shwarzberg is a graduate of Yeshiva University Undergraduate School and a graduate of Albert Einstein College of Medicine.

Contract Support Staff

Mark Simon is part of our freelance production team in charge of animation. He has many production credits including most recently with Universal Studios doing the feature work on "101 Dalmatians".

Jim R. Houba Jr. Mr. Houba had his beginning as a freelance illustrator primarily for advertising and production companies in the New York area.
He is a specialist in airbrush with acrylics technology and has taken products and concepts from creative through the development process to finished product. He is a graduate of Rowan College with an Art Major. He has been on the creative and development staff for such Twin Faces East properties as "Jungle Bunch"T, "Bixbee"T, "NCMEC Child I.D. Kit"T. His prior engagements include design layouts for clothing lines, including the 1986 Olympics, murals, and various advertising assignments.

Buffy Saint Marie is another of our freelance talent specializing in narration and character voices. She has won an Academy Award for "Officer and a Gentleman" and numerous additional industry awards. She is the narrator for our "Pages From A Rabbit Journal"T.

Len Morris has been directing, producing, and editing film and video productions for over 20 years. His programs have been syndicated, shown on ABC, NBC, PBS, HBO, and distributed on home video and in educational markets. His awards and accolades for film and made for television would span pages but include a Cine Golden Eagle, Cindy Award, and nominations from Cable Ace Award, a Major Armstrong Award, and Best Documentary of the Year Award.

John Lord was a producer and writer at NBC for over 14 years. He has corporate experience as a Vice President with Air Time International and has collaborated with Solvinfilm of Moscow on several movie packages. His television and film credits include history, geography, current events, documentaries, live production special events, and winning Golden Eagle Awards and four Christopher Awards. He also an accomplished and published writer of many books, journals, and articles.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth the cash compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

Summary Compensation Table
                                                            Long Term
                             Annual Compensation           Compensation
    Name and                              Other Annual Restricted
   Principal      Year  Salary   Bonus    Compensation    stock     Options
    Position             (1)
Michael           1998  $64,000    0         4,800          0       TBD(2)
Smolanoff
Stan Teeple       1998  $64,000    0         4,800       588.00     TBD(2)
Bruce Taffet      1998       $0    0           0          24.00     TBD(3)
Hyman Swartzberg  1998       $0    0           0          24.00     TBD(3)

(1) Both Stan Teeple and Michael Smolanoff, pursuant to employment agreements dated May 1, 1998, have been accruing salary at a rate of $8,000 per month until funds are available for payment.

(2)  No options have been granted as of this date.
(3) Out of the Non-employee Director's Plan, although no shares have been issued, certain Non-employee Directors may have certain vested shares.
(4) Stan Teeple and Michael Smolanoff receive a $600 per month vehicle allowance per month. The payment for Stan Teeple has been accruing since May of 1998.


Key Officer Employment Agreements

Michael Smolanoff, Chief Executive Officer and President, pursuant to a written agreement dated May 1, 1998, in consideration for his services to the Company, Mr. Smolanoff will receive an annual base Salary of $180,000. Mr. Smolanoff has agreed to reduce his salary to $8,000 per month until the Company becomes profitable, at which time the salary limits under the employment agreement become effective. Additionally, the salary of $8,000 per month is to accrue until funds are available. Once funds are available, Mr. Smolanoff's salary will increase to $15,000 per month. Funds availability is defined as when the Company has reached profitability as further defined as two consecutive months of positive pre-tax earnings as published in the Company's most recent monthly financial statements. As additional compensation, Mr. Smolanoff receives an auto allowance of $600 per month.

Stan Teeple, Vice President and Secretary/Treasurer, pursuant to a written agreement dated May 1, 1998, in consideration for his services to the Company, Mr. Teeple will receive an annual base Salary of $162,000. Mr. Teeple has agreed to reduce his salary to $8,000 per month until the
Company becomes profitable, at which time the salary limits under the employment agreement become effective Additionally, the salary of $8,000 per month is to accrue until funds are available. Once funds are available, Mr. Teeples' salary will increase to $13,500 per month. Funds availability is defined as when the Company has reached profitability as further defined as two consecutive months of positive pre-tax earnings as published in the Company's most recent monthly financial statements. As additional compensation, Mr. Teeple receives an auto allowance of $600 per month, such allowance will accrue and be paid when funds are available.

Compensation of Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Stock Option Plan and Non-Employee Directors' Plan

     The following descriptions apply to stock option plans, which the Company has adopted; however, no options have been granted as of this date.

     The Company has reserved for issuance an aggregate of 500,000 shares of Common Stock under a Stock Option Plan (the "Stock Option Plan") and Non-Employee Directors' Plan described below (the "Directors' Plan") which has been adopted by the Company. These plans are intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of Common Stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Stock Option Plan

     Officers (including officers who are members of the Board of Directors), directors (other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan and the Directors' Plan) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under a the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

     Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of Common Stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such Common Stock to which the incentive stock option relates on the date the incentive stock option is granted.

     Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the
Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Directors Plan

     The planned Directors' Plan is intended to enable the Company to secure persons of requisite business experience to serve on the Board of Directors, to motivate directors to enhance the future growth of the Company by furthering their identification with the interests of the Company and its stockholders and to assist in retaining directors.

     The Directors' Plan will provide for the grant of stock options to persons who are members of the Board of Directors and who at the time they joined the Board of Directors were not employees of the Company or any of its affiliates ("Non-Employee Directors"). The Committee will administer the Directors' Plan. Each of the Non-Employee Directors will receive an option to purchase 50,000 shares of Common Stock. The options will be exercisable at fair market value of the Common Stock on the date of grant.

Options granted, under the Directors' Plan may not be exercised more than five years after the date of grant. No option may be granted more than ten years after the date of the adoption of the Directors' Plan. In the event of a change of control (as defined in the Directors' Plan), the date on which all options outstanding under the Directors' Plan may first be exercised is accelerated. Generally, all options will terminate 90 days after a change of control.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Contribution Agreement. Pursuant to the terms and conditions of the Contribution Agreement, entered into by and between the Company and Michael Smolanoff, dated March 15, 1998, Michael Smolanoff contributed, in exchange for 1,764,000 common shares of the Company, all Michael Smolanoff's right, title and interest to the following agreements: License Agreement dated August 8, 1996, between Rabbit Liability Company and Spring Ford Knitting Company; and, License Agreement dated November 25th, 1996, between Pages from a Rabbit's Journal and Channel America Television Network, Inc.

Business Consultants. The Company has relied on Daniel Covell as a key business consultant while in its development stage. Mr. Covell has provided the computer animation and story-line development with Michael Smolanoff, President of the Company, in creation of the Bixby Series, Rabbit Journal and other Company intellectual properties, for his assistance the Company has issued 50,000 share of Common Stock to Mr. Covell.

Legal Counsel. Donald J. Stoecklein, counsel to the Company, and his firm have received 320,889 shares in exchange for certain legal services performed for the Company.

Property Lease. The Company currently subleases 600 square feet of executive office space at 1850 E. Flamingo Rd., Suite 111A, Las Vegas, Nevada 89119. The Company anticipates it will require additional space in the future but anticipates no difficulty in obtaining such space in its immediate vicinity at favorable rates.


ITEM 8.  LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Nonaffiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. A total of 544,349 shares are unrestricted and the balance of 3,000,000 shares of Common Stock will be available for resale under Rule 144 commencing in July 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

      Since its inception in 1997, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.
       As of February 16, 1999 there were approximately 57 Common Shareholders of record.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Private Placements.

* In March of 1998 the Company completed an exempt placement of securities of 2,860 shares of common stock, pursuant to Rule 504, with attached warrants at a price of $2.75 per share for a total of $7,865.
* In June of 1998, the Company completed an exempt placement of securities of 40,000 shares of common stock, Pursuant to Rule 504, at a price of $.02 per share for a total of $800.
* In September of 1998, the Company completed an exempt placement of securities of 45,255 shares of common stock, pursuant to Rule 504, at a price of $2.50 per share for a total of $113,137.50.
* In November of 1998, the Company completed an exempt placement of securities of 57,000 shares of common stock, pursuant to Rule 504, at a price of $.625 (post 4:1 split) per share for a total of $35,625.
* In February 1999, the Company sold 133,289 shares of common stock, pursuant to Rule 504, at a price of $.5625 per share for a total capital investment of $74,975.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock
The Company's Articles of Incorporation authorizes the issuance of 20,000,000 shares of common stock, $.001par value per share, of which 3,544,349 shares were outstanding as of the date of this Prospectus. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock. At this time there is no outstanding shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

In   October  1998,  the  Company  effected  a  four-for-one  stock  split.
Concurrent  with  the  stock  split,  the  founding  stockholders   retired
9,000,000 shares of common stock at the common stock's par value.

Preferred Stock
      The Company's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this filing. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

      One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common Stock. For example, Preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

Description of Warrants

      Included in the purchase of 2,860 shares of common stock, at a price of $2.75 per share, are 2,860 warrants. Each warrant permits the holder to purchase one share of the Company's common stock at a price of $5.00 per share during a period beginning on March 27, 1998 and ending March 27, 2003.

Dividend Policy
     The  Company has never declared or paid cash dividends on  its  Common
Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent
      The transfer agent for the common stock is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows:

      78.751 Indemnification of officers, directors, employees and agents; advance of expenses.
     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     (a)  By the stockholders:
     (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or
     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.
     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
 (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
 (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 13.  FINANCIAL STATEMENTS

The 1998 Audited Financial Statement of the Company, prepared by the Accounting Firm Grobstein Horwath & Company, LLP, required by Regulation S-X commence on page F-1 hereof in response to this Item 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

Audited Financial Statements of Twin Faces Entertainment Corporation

     Independent Auditors' Report                                     F-1

     Balance Sheet as of December 31, 1998                            F-2

     Statements of Operations and Deficit Accumulated
     during Development Stage for the period from
     December 5, 1997 (Inception) through December 31, 1998           F-3

     Statements of Changes in Stockholders' Deficit for the
     period from December 5, 1997 (Inception) through
     December 31, 1998                                                F-4

     Statement of Cash Flows for the period from December 5,
     1997 (Inception) through December 31, 1998                       F-5

     Notes to Financial Statements                              F-6- F-11

                  Independent Auditors' Report



Board of Directors and Stockholders
Twin Faces East Entertainment Corporation


We have audited the accompanying balance sheet of Twin Faces East Entertainment Corporation (a development stage company) as of December 31, 1998, and the related statements of operations and deficit accumulated during the development stage, changes in stockholders' deficit, and cash flows for the period from December 5, 1997 (inception) through December 31, 1998, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Twin Faces Entertainment Corporation. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Twin Faces East Entertainment Corporation (a development stage company) as of December 31, 1998, and the results of its operations and cash flows for the period from December 5, 1997 (inception) through December 31, 1998.





Grobstein, Horwath & Company LLP
Sherman Oaks, California
February 9, 1999, except for Note 7
which is as of February 15, 1999

           TWIN FACES EAST ENTERTAINMENT CORPORATION
                       (A Development Stage Company)

                         Balance Sheet
                       December 31, 1998



                             Assets
Current Assets
Cash                                                         $        5,578
                                                             --------------
Total Current Assets                                                  5,578

Deferred Offering Costs (Note 3)                                     85,625

Net Property and Equipment (Notes 1 and 4)                            1,029
                                                             --------------
Total Assets                                                 $       92,232
                                                             ==============


             Liabilities and Stockholders' Deficit

Current Liabilities
Accrued officers' salaries and benefits (Note 5)             $      132,800
Stockholders' advances (Note 6)                                      39,748
                                                             --------------
Total Current Liabilities                                           172,548
                                                             --------------

Stockholders' Deficit
Preferred stock, $.001 par value, 5,000,000 shares
authorized, no shares issued and outstanding (Note 7)                    --
Common stock, $.001 par value, 20,000,000 shares
authorized,  3,411,060 shares issued and outstanding  (Note           3,411
7)
Additional paid-in capital                                          208,022
Deficit accumulated during development stage (Notes  1  and       (291,749)
2)                                                            -------------
Total Stockholders' Deficit                                        (80,316)
                                                              -------------
Total Liabilities and Stockholders' Deficit                  $       92,232
                                                             ==============

           TWIN FACES EAST ENTERTAINMENT CORPORATION
                 (A Development Stage Company)

Statement of Operations and Deficit Accumulated During Development Stage
        Period from December 5, 1997 (Inception) through
                       December 31, 1998


Pre-Operating Revenue
Interest income                                               $        487
                                                              ------------

Pre-Operating Expenses
Officers' salaries                                            $    128,000
Travel                                                              55,916
Automobile                                                          25,423
Professional services                                               22,983
Transportation                                                      17,017
Office and postage                                                  12,510
Telephone                                                            9,473
Pre-production costs                                                 9,050
Miscellaneous                                                        5,406
Entertainment and meals                                              4,635
Advertising                                                          1,823
                                                               -----------
Total pre-operating expenses                                       292,236
                                                               -----------

Net Loss and Net Deficit Accumulated
During Development Stage                                      $  (291,749)
                                                              ============

Basic Net Loss and Net Deficit Accumulated
During Development Stage per Common Share (Note 1)            $     (0.16)
                                                              ============
Weighted Average Number of Common Shares                         1,813,390
                                                              ============

           TWIN FACES EAST ENTERTAINMENT CORPORATION
                 (A Development Stage Company)

         Statement of Changes in Stockholders' Deficit
        Period from December 5, 1997 (Inception) through
                       December 31, 1998




                     Common Stock

                   Shares              Addition                  Total
                   Issued                 al     Accumulate  Stockholders'
                     And      Amount   Paid-In       d          Equity
                 Outstanding           Capital    Deficit      (Deficit)
Issuance of
common stock
for cash -
March through
September 1998         88,115     $88   $94,330          $-        $94,418

Issuance of
common stock
for
intellectual
property rights
contributed to
the Company -
June 1998 (Note
7)                  1,764,000   1,764   (1,764)           -              -

Issuance of
common stock
for services
rendered on
behalf of the
Company -
June 1998 (Note
7)                  1,236,000   1,236    97,054           -         98,290

Four-for-one
stock split -
October 1998        9,264,345   9,264   (9,264)           -              -

Stock retired -
October
1998 (Note 7)     (9,000,000) (9,000)     9,000           -              -

Issuance of
common stock
for cash -
November 1998           1,600       2     3,098           -          3,100

Issuance of
common stock
for
services
rendered on
behalf
of the Company
- November
through
December 1998
(Note 7)               57,000      57    15,568           -         15,625

Net loss for
the period from
December 5,
1997
(inception)
through
December 31,
1998                        -       -         -   (291,749)      (291,749)
                  -----------  ------  --------  ----------   ------------
Balance,
December 31,
1998                3,411,060  $3,411  $208,022  $(291,749)      $(80,316)
                  ===========  ======= ========  ==========   ============

           TWIN FACES EAST ENTERTAINMENT CORPORATION
                 (A Development Stage Company)

                    Statement of Cash Flows
        Period from December 5, 1997 (Inception) through
                       December 31, 1998



Operating Activities
Net loss                                                     $   (291,749)
Adjustments to reconcile net loss to
net cash used in operating activities:
Non cash portion of pre-operating expenses                          28,900
Depreciation                                                            73
Sources and (uses) of cash from changes in
operating assets and liabilities:
Accrued officers' salaries and benefits                            132,800
                                                             -------------

Net Cash Used in Operating Activities                            (129,976)
                                                             -------------

Investing Activities
Expenditures for property and equipment                            (1,102)
                                                             -------------

Financing Activities
Stockholders' advances                                             113,007
Repayment of stockholders' advances                               (73,259)
Proceeds from issuance of common stock                              96,908
                                                              ------------

Net Cash Provided by Financing Activities                          136,656
                                                              ------------

Net Increase in Cash and Ending Cash                         $       5,578
                                                             =============


Supplemental Disclosures of Cash Flow Information and Non Cash Investing and Financing Activities

 The Company issued 1,764,000 shares of common stock at par value in exchange for intellectual property rights contributed to the Company.

 The Company issued 1,293,000 shares of common stock at par value and credited additional paid-in capital for $113,915 in exchange for services rendered on behalf of the Company, including $85,625 of deferred offering costs.

           TWIN FACES EAST ENTERTAINMENT CORPORATION
                 (A Development Stage Company)

                 Notes to Financial Statements
                       December 31, 1998



NOTE  1  -  Business  Activity  and Summary  of  Significant  Accounting
Policies

     This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently in all material respects. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Formation and Business Activity
     Twin Faces East Entertainment Corporation (the Company) was incorporated under the laws of the State of Delaware on December 5, 1997, and has adopted a December 31st fiscal year end. Results of operations for the period from December 5, 1997 through December 31, 1997 were not material. On June 17, 1998, the Company reincorporated in the State of Nevada.

     The Company has been in the development stage since its inception. The Company plans to engage in the marketing of various entertainment properties, including intellectual films and children's animated programming to networks in the United States. Operations are expected to commence during the year ended December 31, 1999.

     Property and Equipment
     Property and equipment is stated at cost. Additions and betterments are charged to the property accounts, while maintenance and repairs, which do not enhance the useful life of the respective assets, are expensed as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets, which is five years.

NOTE  1  -  Business  Activity  and Summary  of  Significant  Accounting
Policies
         (continued)

     Income Taxes
     Deferred income taxes are recognized using the asset and liability method by applying income tax rates to cumulative differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for income tax rate changes.

     Earnings Per Share
     Earnings per common share are computed in accordance with SFAS No. 128 "Earnings per Share." Basic earnings per common share are computed based on the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Fully diluted loss per common share was not presented as there were no dilutive potential common shares outstanding during the period.

     Stock Options
     The  Company intends to adopt SFAS No. 123, "Accounting for  Stock-
     Based  Compensation,"  upon  the  granting  of  stock  options   as
     disclosed in Note 7.

NOTE 2 - Development Stage Activities

     The Company has been in the development stage since its inception. As shown in the accompanying financial statements, the Company has incurred a net loss since its inception, which has resulted in a deficit accumulated during the development stage of $291,749 as of December 31, 1998. Capital and advances from stockholders are the Company's only current source of funds. As such, the Company's continued existence is dependent upon obtaining sufficient investor interest and financing in order to commence development of its entertainment industry business, and achieving future profitable operations.

     Management believes it has obtained sufficient investor interest to undertake the successful development of its film business.

NOTE 3 - Deferred Offering Costs

     Costs incurred in connection with the Company's securities offering pursuant to Rule 504 of Regulation D (Regulation D) of the Securities and Exchange Commission, are deferred and will be charged against stockholders' equity upon completion of the securities offering (see Note 7).

NOTE 4 - Property and Equipment

     Property and equipment consists of the following:

        Computer equipment                        $1,102
         Less accumulated depreciation               (73)
                                                ---------
                                                   $1,029
                                                =========

     Depreciation  expense  for  the  period  from  December   5,   1997
     (inception) through December 31, 1998 was $73.

NOTE 5 - Accrued Officers' Salaries and Benefits

     Accrued officers' salaries and benefits include amounts payable to the following officers for the period from May 1, 1998 through December 31, 1998:

         Michael Smolanoff, Chief Executive Officer
            and President                                $64,000
         Stanley L. Teeple, Executive Vice President,
            Secretary and Treasurer                       68,800
                                                       ---------
                                                        $132,800
                                                       =========
NOTE 6 - Stockholder Advances

     The advances are non-interest bearing and are expected to be repaid prior to December 31, 1999.

NOTE 7 - Preferred and Common Stock

     Under the terms of the Company's original articles of incorporation, the Company was permitted to issue up to 1,500 shares of no par value common stock. The Company's reincorporation in the State of Nevada on June 17, 1998 provided for the issuance of up to 20,000,000 shares of $.001 par value common stock, and up to 5,000,000 shares of $.001 par value preferred stock.

     The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders. As of December 31, 1998, there were no preferred shares outstanding.

     One  of  the  effects of undesignated preferred  stock  may  be  to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of preferred stock pursuant to the Board of Director's authority described above may adversely effect the rights of holders of common stock. For example, preferred stock issued by the Company may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely effect the market price of the common stock.

     1,293,000 shares of common stock were issued to the founding stockholders, the Company's securities counsel and other financial advisors for various promotional and professional services provided on behalf of the Company. All stock was issued for approximately the fair market value of the consideration received.

     1,764,000 shares of common stock were issued in exchange for certain intellectual property rights contributed by the Company's Chief Executive Officer. Under generally accepted accounting principles, contributed intangibles shall be valued at the contributor's cost, which is currently not determinable. Accordingly, the contributed property rights were valued at the common stock's par value.

     In October 1998, the Company effected a four-for-one stock split. Concurrent with the stock split, the founding stockholders voluntarily retired 9,000,000 shares of common stock at the common stock's par value.

     In March 1998, the Company completed an exempt placement of securities of 2,860 shares of common stock and 2,860 warrants pursuant to Regulation D. Each warrant permits the holder to purchase one share of the Company's common stock at a price of $5.00 per share during a period beginning on March 27, 1998 and ending March 27, 2003. In June 1998, the Company completed an exempt placement of securities of 40,000 shares of common stock, pursuant to Regulation D. In September 1998, the Company completed an exempt placement of securities of 45,255 shares of common stock, pursuant to Regulation D. In November 1998, the Company completed an exempt placement of securities of 57,000 shares of common stock, pursuant to Regulation D. On February 1, 1999, the Company commenced offering for sale up to 500,000 shares of common stock pursuant to Regulation D at a price of $.5625 share, and has sold 133,289 shares of common stock through February 15, 1999.

NOTE 8 - Stock Option Plans

     The Company has reserved for issuance an aggregate of 500,000 shares of common stock for issuance under an Employee Performance-Based Stock Option Plan (the Stock Option Plan), and a Non-Employee Directors' Plan (the Directors' Plan). Generally, all options terminate ninety days after a change in control of the Company. No stock options have been granted as of December 31, 1998.

     Stock Option Plan - Non-qualified stock options may be granted to officers, directors, other employees and consultants at an option price equal to the fair market value of the shares of common stock on the date of grant. Each option granted will be exercisable for a term not more than ten years after the date of grant, and are anticipated to be fully vested at the date of grant.

     Directors' Plan - Each non-employee director will receive an option to purchase 50,000 shares of common stock. The options of non-employee directors will be exercisable according to the Stock Option Plan, except that options granted under the Directors' Plan may not be exercised more than five years after the date of grant.

NOTE 9 - Employment Contracts

     The  Company  has  entered into employment contracts  with  certain officers. The contracts are for a period of five years each. In consideration, the officers have agreed that they would not directly or indirectly compete against the Company for a period of one year following any termination of employment.

NOTE 10 - Income Taxes

     The principal temporary difference between financial and income tax reporting is the period in which accrued officers' salaries and benefits are deductible for income tax reporting purposes.

     The tax effects of deductible temporary differences which give rise to significant portions of deferred tax assets are as follows:

     Current deferred tax assets:

         Accrued officers' salaries and benefits   $ 52,000
         Net operating loss carryforward             62,000
                                                   --------
         Gross deferred tax assets                  114,000

         Valuation allowance                       (114,000)
                                                  ---------
                                              $          --
                                             ==============

     As of December 31, 1998, the Company had available unused Federal and Utah state net operating loss carryforwards of approximately $159,000, which may be applied to reduce future taxable income in years ending through 2018 and 2013, respectively. Deferred income tax assets have been fully offset by a valuation allowance, as realization is not assured.

NOTE 11 - Facilities

     The Company currently utilizes a small amount of office space at one location which is provided by a stockholder at no cost to the Company.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSUERE


NOT APPLICABLE

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS


     Exhibit                              Description
     Number
(3)(i)*                Articles of Incorporation
                       (a)     Articles of Incorporation, as amended for, a
                               Delaware corporation
                       (a)(1)  Amended Articles of Incorporation Changing
                               Domicile to Nevada

(3)(ii)*               Bylaws
                       (a)     Bylaws, a Nevada corporation

(4)*                   Instruments defining the rights of security holders:
(4)(i)*                (a)     Articles of Incorporation for, a Nevada
                               Corporation
                       (b)     Bylaws of, a Nevada Corporation
                       (c)     Securities Stock Specimen

(10)(i)*               Material Contracts
                       (a)     Employment Agreement-Michael Smolanoff
                       (b)     Employment Agreement-Stanley L. Teeple
                       (c)     1998 Stock Option Plan
                       (d)     Contribution Agreement
                       (e)     Letter of Agreement between American
                               Entertainment International and Nightwing
                               Entertainment Group
                       (f)     Agreement between Nightwing Entertainment
                               Group and Channel America Television Network.
                       (g) Agreement between Twin Faces East Entertainment and Uprise Entertainment.

(24)*                  Consents of expert
                       (a)     Grobstein Horwath & Company, LLP.-Auditors

(27)*                  Financial Data Schedule
     *Filed herewith

                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed in its behalf by the undersigned, therunto duly authorized.

May 25, 1999               TWIN FACES EAST ENTERTAINMENT CORPORATION
                                 (Registrant)

                                 By: /s/ Michael Smolanoff
                                     Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

       Signature               Title                         Date
/s/Michael Smolanoff      CEO, President                   May 25, 1999
Michael Smolanoff

/s/Stan Teeple            Exec. VP, Secretary/Tereasurer   May 25, 1999
Stan Teeple

/s/Hyman Shwartzberg      Director                         May 25, 1999
Hyman Shwartzberg,MD

/s/Bruce Taffet           Director                         May 25, 1999
Bruce Taffet

